

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

Via E-mail
Michael D. Queen
Chief Executive Officer
Universal Capital Management, Inc.
2601 Annand Drive, Suite 16
Wilmington, DE 19808

> **Re: Universal Capital Management, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 2, 2014**
> **File No. 000-51132**

Dear Mr. Queen:

We have limited our review of your filing to the issue we have addressed in our comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note you indicate that the consenting shareholders, representing approximately 50.55% of the total issued and outstanding shares of common stock, consented in writing, without a meeting, to the actions identified in the Preliminary Information Statement. Please tell us how the written consents were obtained in compliance with Regulation 14A so as not to constitute a proxy solicitation or explain why such regulation is not applicable. Please refer to Rule 14a-1(f) and (l) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: David Bovi
        Via E-mail